Exhibit 4.12

PUT/CALL OPTION AGREEMENT (this “Agreement”) dated as of June 15, 2007, among van der Moolen Specialists USA, LLC, a New York limited liability company (the “Company”), Mill Bridge IV, LLC, a New York limited liability company (the “Buyer”), and the individuals listed on Schedule A hereto (each a “Seller” and collectively, the “Sellers”).

WHEREAS, the Sellers collectively own 15.5875% of the limited liability company membership interests of the Company (the “Membership Interests”), with each Seller owning the percentage of outstanding Membership Interests shown opposite his name on Schedule A; and

WHEREAS, the Sellers desire to give the Buyer the option to purchase (the “Call Option”), and the Buyer desires to give Sellers the option to require the Buyer to purchase (the “Put Option”) some or all of their respective Membership Interests, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereby agree as follows:

ARTICLE I
Definitions

Section 1.1  Definitions.  When used in this Agreement, the following terms shall have the meanings set forth in this Section 1.1.

“Affiliate” means, with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person.

“Bonus Pool” shall have the meaning set forth in Section 7.2.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by Law to close.

“Buyer” shall have the meaning set forth in the preamble.

“Call Exercise Notice” shall have the meaning set forth in Section 3.2.

“Call Option” shall have the meaning set forth in the recitals hereto.

“Capital Balance” means with respect to a Seller, the Capital Account of such Seller set forth on Schedule 4.2.  For purposes of determining the Capital Balance, (i) no losses previously or subsequently incurred by VDM Trading, LLC will be deducted from the Capital Balances of the Sellers, and the Sellers will have no responsibility for such losses, and (ii) no losses incurred by the Company subsequent to March 31, 2007 will be deducted from the Capital Balances of the Sellers.

“Cash Flow” means Net Profit plus amounts deducted therefrom for depreciation, of personal property.

“Cause” shall mean (a) in the good faith determination of the Company, the willful failure or refusal of an employee of the Company to substantially perform employee’s duties as of the date hereof (other than as a result of employee’s being totally disabled), and employee’s failure to cure within 10 days of his being given written notice of the Company’s intention to terminate due to that failure or refusal; (b) employee’s conviction (including conviction on a nolo contendere plea) of a felony or any crime involving, in the good faith determination of the Company, fraud, dishonesty or moral turpitude; or (c) suspension or other disciplinary action taken against an employee, related to violation of applicable SEC or SRO rules or regulations.

“CEO” shall mean the chief executive officer of the Company.

“Chicago Holdings Obligation” shall mean the obligation of VDM Chicago Holdings, LLC to Buyer with respect to $10,000,000 advanced by Buyer to VDM Chicago Holdings, LLC.

“Claims” shall mean any and all manner of claims, demands, causes of action, obligations, damages, or liabilities whatsoever of every kind and nature, at law or in equity, known or unknown, and whether or not discoverable.

“Closing” shall have the meaning set forth in Section 4.6.

“Closing Date” shall mean the date on which the Closing takes place.

“Indemnified Party” shall mean a Seller.

“Lien” shall mean any lien (including, without limitation, liens imposed by Law, such as, but not limited to, mechanics liens), claim, charge, security interest, mortgage, pledge, easement, encumbrance, condition, covenant or restriction of record, zoning or similar restriction, conditional sale or other title retention agreement, action, equity or adverse claim.

“Member” shall mean each Person holding a Membership Interest in the Company.

“Membership Interests” shall have the meaning set forth in the recitals hereto.

“Net Profit” shall mean, with respect to any period, net profit of the Company for such period, and shall be calculated in accordance with the Company’s past practicesafter deduction of all expenses actually incurred by the Company for such period, including the Support Fee.

“NYSE” shall mean the New York Stock Exchange.

“Operating Agreement” shall mean the Amended and Restated Operating Agreement of the Company, made effective December 1, 2004.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, or trust or any other entity or organization.

“Purchase Price” shall have the meaning set forth in Section 4.2.

“Put Exercise Notice” shall have the meaning set forth in Section 3.3.

“Put Option” shall have the meaning set forth in the recitals hereto.

“Released Parties” shall mean each of the Buyer, the Company, CBONP LLC and their respective Affiliates and each of their respective past and present officers, directors, agents and employees, and the members of the Management Committees of the Company, CBONP LLC, VDM Trading LLC, VDM Capital Markets LLC, Windmill Capital Holdings, LLC and VDM Chicago Holdings, LLC, and their successors and assigns, in both their individual and LLC capacities.

“Releasing Party” shall mean each Seller.

“SEC” shall mean the Securities and Exchange Commission.

“Sellers” shall have the meaning set forth in the preamble.

“SRO” shall mean self-regulatory organization, including but not limited to NYSE.

“Support Fee” means a fee at the rate of 10% per annum on the unpaid portion of the Purchase Price due to each Seller.

“Team Leaders” shall mean a group of six (6) to eight (8) managers of the Company, each of whom leads a team of six (6) to eight (8) persons on the floor, and each of whose selection has been approved by the Buyer.  If any Team Leader terminates his membership in the team, the remaining Team Leaders shall select a new Team Leader, subject to the approval of the Buyer.

“Term” shall have the meaning set forth in Section 3.1.

ARTICLE II
Grant of Options

Section 2.1  The Call Option.  Subject to and upon the terms and conditions set forth in this Agreement, each Seller does hereby grant a Call Option to the Buyer to purchase, in whole or in part, the Membership Interests of each Seller as set forth on Schedule A hereto, which in the aggregate constitute 15.5875% of the Membership Interests of the Company.

Section 2.2  The Put Option.  Subject to and upon the terms and conditions set forth in this Agreement, the Buyer does hereby grant a Put Option to each Seller to require the Buyer to purchase, in whole or in part, the Membership Interests of each Seller as set forth on Schedule A hereto, which in the aggregate constitutes 15.5875% of the Membership Interests of the Company.

ARTICLE III
Exercise of Call and Put Options

Section 3.1  Determination of Available Cash.  Not later than the 10th day of each calendar quarter for so long as any of the Sellers hold Membership Interests in the Company which have not been scheduled for a Closing pursuant to a Put Exercise Notice or Call Exercise Notice (the “Term”), the Buyer shall review the financial position of the Company at the end of the previous calendar quarter and determine whether, in Buyer’s sole judgment, the Company has sufficient Cash Flow available to permit the Buyer (using such available Cash Flow) to exercise its Call Option to purchase Membership Interests, and, if so, the dollar amount of cash available for such call.

Section 3.2  Exercise of Call Option.  In the event, in the Buyer’s judgment, there is sufficient Cash Flow available at the end of any calendar quarter, then at any time thereafter, the Buyer may notify the Members whether the Buyer will exercise its Call Option, and if so, the Buyer shall exercise the Call Option to acquire the amount of Membership Interests of the Sellers on a pro rata basis that can be purchased with such amount of Cash Flow.  The Call Option shall be exercised by the giving of written notice (“Call Exercise Notice”) to all Members, fixing a Closing Date for the purchase and sale of the Membership Interests to be purchased and sold.

Section 3.3  Exercise of Put Option.   If by

(a)  June 30, 2009 or

(b)  any earlier date on which the Company sells substantially all of its assets or Buyer, through any transaction or series of transactions, including any merger or consolidation, sells toany Person other than an Affiliate of Buyer more than fifty percent (50%) of its Membership Interests in the Company, any of the Membership Interests remain owned by the Sellers, then each Seller shall have the right, exercisable within ninety (90) days thereafter, to exercise his Put Option as to all his remaining and previously unsold Membership Interest by giving notice to the Buyer (“Put Exercise Notice”), whereupon the Buyer shall be obligated to purchase such Membership Interest, as well as the Membership Interest of all the Sellers, for the Purchase Price applicable to each Seller.  The Put Exercise Notice may be given to the Buyer by any of the Sellers, with a copy to the other Sellers and to the Company, fixing a date for the Closing of the purchase and sale of the remaining Membership Interests.

3.4           Distribution in the Event of Capital Reduction.  In the event of any reduction of required capital (“NLA” requirement) affecting the Company, any repayment or other distribution of capital by the Company shall be made pro rata to Buyer and the Sellers in proportion to their then existing Membership Interests in the Company.

ARTICLE IV
Purchase and Sale of Membership Interests Following Option Exercise

Section 4.1  Purchase and Sale.  Subject to the terms and conditions set forth in this Agreement, at the Closing following the exercise of any Call Option or Put Option, each Seller as to which such Option has been exercised agrees to sell, transfer, convey and assign to the Buyer and the Buyer agrees to purchase from each Seller, the Seller’s respective Membership Interests as set forth next to his name on Schedule 4.1 hereof in exchange for the Purchase Price applicable to such Seller.

Section 4.2  Purchase Price.  The purchase pricefor the Membership Interests being sold by each of the Sellers upon exercise of a Call Option or Put Option (the “Purchase Price”) shall be an amount equal to such Member’s Capital Balance.  The Purchase Price for any partial purchase of a Seller’s Membership Interest shall be pro-rated in proportion to the fraction thereof being purchased.

Section 4.3  Payment of Purchase Price.  The Purchase Price payable to each Seller shall be paid by the Buyer.  Three of the Sellers have a negative capital balance at March

31, 2007, as reflected on Schedule 4.2.  No payments shall be made by the Buyer to any Seller with a negative Capital Balance.  Sellers with a negative Capital Balanceneed not repay the Company for the negative Capital Balances except as an offset to any bonus such Seller may be awarded as provided in ARTICLE VII.  It is understood and agreed that distributions by the Company to the Buyer are and will be subject to approval of the NYSE, and such distributions may be delayed by the need to receive NYSE approval.  Except for payments made pursuant to Section 4.5, amounts payable to the Sellers shall be paid pro rata to each Seller at the same time as payments are made to all Sellers, and each Seller’s amount shall be in the proportion that the amount of Purchase Price owed to such Seller bears to the aggregate amount owed to all Sellers.

Section 4.4  Support Fee.  The Buyer shall pay to each Seller a Support Fee, which shall be paid monthly on the 10th day of each calendar month to each Seller by the Buyer.

Section 4.5  Termination of Employment.

(a)  In the event that any Seller shall cease to be employed by the Company or any of its Affiliates following the date hereof, for any reason, the Put Option of such Seller shall be deemed exercised on the last day of the Seller’s employment and the remaining unpaid balance of the Purchase Price payable to such Seller shall be paid to him by the Buyer within thirty (30) days of termination of his employment, subject to approval by the NYSE.  A Seller who voluntarily resigns from the Company up to and including June 30, 2007, shall be granted a severance package comparable to the severance package as of the date hereof that would be granted to other employees of the Company with a similar duration of service and service record with the Company; provided, however, that the obligation of the Company and the Buyer under this sentence shall be limited to providing a severance package to a maximum of eight (8) Sellers.

(b)  Any Seller whose employment with the Company is terminated involuntarily, without Cause, at any time from and after the date hereof, shall be granted a severance package comparable to the severance package as of the date hereof that would be granted to other employees of the Company with a similar duration of service and service record with the Company.

Section 4.6  The Closing.  The closing(s) of the purchase and sale of the Membership Interests contemplated hereby (each, a “Closing”) shall take place at the offices of

Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York at 10:00 a.m. local time upon one (1) week’s written notice from the Buyer to the Sellers, or from the Sellers to the Buyer, at any time after the exercise of a Put or Call Option and satisfaction or waiver of all conditions precedent to the Closing as set forth in ARTICLE VIII of this Agreement (other than conditions which can be satisfied only by delivery of certificates, opinions or other documents at the Closing), or at such other time and place as the parties shall agree.

Section 4.7  Deliveries at Closing.  On a Closing Date, each of the Sellers shall deliver to the Buyer assignments of their Membership Interests in the form of Schedule 4.7 hereto, against delivery by the Buyer to each of the Sellers of the portion of the Purchase Price payable to them at the Closing, by check or by wire transfer of immediately payable funds.  At the Closing, the parties hereto shall also execute and deliver to each other all of the documents and other items required to be delivered at such Closing pursuant to this Agreement.

Section 4.8  Guarantee.  Van der Moolen Holding~~,~~ N.V., by its signature hereto, hereby agrees to guarantee the payment of the Purchase Price to each Seller, as and when it would be payable by the Buyer pursuant to the provisions of this Agreement.

ARTICLE V
Representations and Warranties of the Sellers

Section 5.1  Ownership of Interests.  Each Seller hereby, severally and not jointly, represents and warrants to the Buyer as follows:

(a)  Each Seller is the record and beneficial owner of all of the issued and outstanding Membership Interests set forth opposite his name on Schedule 4.1, free and clear of Liens, and there are no voting trusts, proxies or other voting agreements with respect to such Membership Interests.  The delivery to the Buyer by each Seller of his Membership Interests pursuant to the provisions of this Agreement will transfer to the Buyer good and valid title thereto, free and clear of all Liens.

(b)  Each Seller has the valid power and authority to enter into, deliver and perform this Agreement, and this Agreement constitutes his valid and binding obligation enforceable against him in accordance with its terms.

(c)  Except for any payments due to each Seller under this Agreement or for payroll compensation owing in the ordinary course of business, each Seller has been paid all sums due to him from the Company as of the date hereof for loans and compensation and no monies are otherwise owed as of the date hereof to any Seller by the Company or the Buyer.

ARTICLE VI
Representations and Warranties of the Buyer and the Company

Section 6.1  The Buyer and the Company, jointly and severally, represent to the Sellers as follows:

(a)  The Company and the Buyer are each limited liability companies validly existing under the laws of the State of New York.

(b)  Each of the Company and Buyer (i) has duly authorized and executed this Agreement; (ii) has the full power and authority to enter into, deliver and perform this Agreement, and (iii) this Agreement constitutes its valid and binding obligations enforceable against it in accordance with its terms.

ARTICLE VII
Employment

Section 7.1  Nature of Employment.  Following the Closing, the Company and the Sellers contemplate that the employment of the Sellers by the Company will be continued.  Such employment will be “at will” such that it may be terminated by either party with or without Cause.  The initial salaries and benefits of each Seller shall be the same as that prevailing at the date of this Agreement.

Section 7.2  Bonus Pool.  The Company shall establish an annual bonus pool for the employees of the Company which, subject to the adjustments provided in paragraph (a) of this Section 7.2, and to the provisions of Sections 7.3 and 7.4, will be in an amount equal to 35% of the annual Net Profit of the Company (the “Bonus Pool”).

(a)  A total of 4.2857% of the Bonus Pool shall be payable not to the Sellers, but to CBONP, LLC for application against that portion of the Chicago Holdings Obligation owing by CBONP, LLC, until such times as the balance of such portion has been reduced to zero, or VDM Chicago Holdings, LLC or CBONP is no longer obligated with respect to the Chicago Holdings Obligation.  This will leave an amount equal to 33.5% of the annual Net Profit available for the Bonus Pool, subject to further adjustments, as provided below.

(b)  Two (2) of the employees, namely, Messrs. Oscher and Rubinstein, have employment agreements directly with the Company; and their bonuses, as described in those agreements, will be determined and paid to them pursuant to those employment agreements.  Accordingly, the Bonus Pool will be reduced by the aggregate amount of the bonuses payable to those employees under their employment agreements; provided, however, that the amount of any “Supplemental Payments” (as defined in those employment agreements) shall not reduce the Bonus Pool.

(c)  The amount of the Bonus Pool for each year will be calculated within ten (10) Business Days of the receipt by the Company of its audited financial statements for the year in question.  The allocation of the Bonus Pool, after amounts allocated pursuant to 7.2(a), shall be made annually by the CEO, in consultation with the Team Leaders.

(d)  Prior to the end of the calendar year, the CEO, in consultation with the Team Leaders, shall estimate the Bonus Pool.

Section 7.3  Bonus Pool Calculation for 2007 and 2008.  The 2007 Bonus Pool shall be based on results of Company operations commencing as of January 1, 2007 in order that the results of operations from January 1, 2007 through the Closing Date will be included in the calculation of the 2007 Bonus Pool.  The 2008 Bonus Pool shall be based on results of Company operations commencing as of January 1, 2008.

Section 7.4  Discretionary Changes to Bonus Pool.  The CEO may, in his discretion, determine to add or subtract from the Bonus Pool otherwise determined in accordance with Sections 7.2 and 7.3.  If the CEO exercises discretion under this paragraph to reduce the Bonus Pool he will so notify the Sellers in writing within ten (10) days of such decision.  Examples of circumstances under which such discretion might be exercised are as follows:

(a)  If Net Profit for 2007 proves to be a small amount, the CEO may in his discretion, determine that the Bonus Pool for that year shall be an amount greater than 35% of Net Profit.

(b)  If an increase in the 2007 Bonus Pool resulted from exercise by the CEO of discretion to do so, as for example illustrated in Paragraph 7.2(a), the CEO may, in his discretion, reduce the 2008 Bonus Pool by an amount approximating the discretionary increase for 2007.

It is understood that the above are examples, are not the only cases that might involve discretionary changes.

Section 7.5  Timing of Bonus Payments.  The Company shall pay ninety percent (90%) of the estimated Bonus Pool to the recipients during the last week of the calendar year. The remaining ten percent (10%), as adjusted for the actual Net Profits of the Company, shall be paid within five (5) Business Days after the actual amount of the Bonus Pool has been determined pursuant to Sections 7.2, 7.3 and 7.4 but in no event later than March 15 of the following year.

Section 7.6  Indemnification.

(a)  The Company shall indemnify and hold harmless, and advance expenses to, any Indemnified Party who becomes a party or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, by reason of such Indemnified Party’s activities on behalf of the Company, as a Member or former Member of the Company or as a Team Member of the Company, or as a Member of the Management Committee of the Company, VDM Trading, LLC, VDM Capital Markets, LLC, Windmill Capital Holdings, LLC, and Van der Moolen Chicago Holdings, LLC, against losses, damages, claims or expenses actually or reasonably incurred by the Indemnified Party in connection with such action, suit or proceeding, for which such Indemnified Party has not otherwise been reimbursed (including reasonable attorneys’ fees, judgments, fines and amounts paid in settlement); provided, however, that no indemnification shall be made to or on behalf of any Indemnified Party if a judgment or other final adjudication adverse to such Indemnified Party establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated.

ARTICLE VIII
General Release

Section 8.1  General Release.  Except for Claims relating to a breach of this Agreement or arising out of the obligations of Company or Buyer hereunder, and in exchange for  and in consideration of the promises, covenants and agreements made by the Released Parties herein, each Releasing Party hereby releases the Released Parties, to the maximum extent permitted by law, from any and all Claims which such Releasing Party has, owns or holds for any period prior to and arising up to the Releasing Party’s execution of this Agreement, and for all Claims which a Releasing Party might have, own or hold in the future, including, but not limited to Claims arising out of or related to the Releasing Party’s employment by the Company or termination of such employment.

ARTICLE IX
Conditions of Closing

Section 9.1  Conditions Precedent to the Obligations of the Sellers.  The obligation of each Seller to sell, transfer, convey and assign the Membership Interests and otherwise effect the transactions contemplated hereby is subject to the satisfaction at or prior to the relevant Closing Date of each of the following conditions, unless waived in writing by the Sellers:

(a)  Compliance with Covenants.  The Buyer and the Company shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement to be performed or complied with by them prior to or at the Closing Date;

(b)  Representations and Warranties of the Buyer and the Company.  Each and every representation and warranty of the Buyer and the Company contained in this Agreement, shall have been true and correct when made and shall be deemed repeated at the Closing and shall be true and correct as of the Closing Date, except that any such representations and warranties that are made as of a specified date shall only be required to be true and correct as of that date.

(c)  General Release.  Each Releasing Partyagrees that it will unconditionally release, acquit and discharge each of the Released Partiesfrom any and all actions, causes of action, suits, rights, debts, dues, sums of money, accounts, bonds, bills, covenants, contracts, controversies, omissions, agreements, promises, variances, damages, liabilities, obligations, judgments, executions, claims and demands, or other recourse of any kind or nature whatsoever, matured or unmatured, liquidated or unliquidated, absolute or contingent, known or unknown, at law, in equity or otherwise regardless of the nature of the claim, whether arising in contract, statute, tort, fraud, negligence or otherwise (including, without limitation, claims for rescission, contribution or indemnification), which such Releasing Party has, owns or holds, or might have, own or hold, or which could have been brought or alleged, or could be brought or alleged, against any of the Released Parties based upon, in connection with, arising from or otherwise related to the transfer of Membership Interests and the Call Options or the Put Options.  This release is not intended to cover and shall not cover any obligations of the Company or the Buyer under this Agreement or any rights of Sellers to the NYSE shares set forth on Schedule B attached hereto and incorporated herein by this reference, which were held in the name of the Company and which are in the process of being transferred to certain of the Sellers.

Section 9.2  Conditions Precedent to the Obligations of the Buyer and the Company.  The obligation of the Buyer to purchase the Membership Interests and of the Buyer and the Company otherwise to effect the transactions contemplated hereby is subject to the satisfaction at or prior to the Closing Date of each of the following conditions, unless waived in writing by the Buyer and the Company:

(a)  Compliance with Covenants.  Each Seller shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement to be performed or complied with by them prior to or on the Closing Date;

(b)  Representations and Warranties of the Sellers.  Each and every representation and warranty of each Seller contained in this Agreement shall have been true and correct when made and shall be deemed repeated at the Closing and shall be true and correct as of the Closing Date, except that any such representations and warranties that are made as of a specified date shall only be required to be true and correct as of that date.

(c)  Consents and Approvals.  All consents, approvals, orders, authorizations, registrations, declarations and filings required to be obtained from unrelated third parties or made prior to the Closing Date shall have been made or obtained;

(d)  NYSE Approval.  The NYSE shall have granted all approvals which are required to be obtained.  Promptly upon exercise of either a Put Option or Call Option, Buyer and the Company shall seek all needed NYSE approvals, and diligently pursue same at their sole expense.

(e)  Purchases of Not Less Than all Membership Interests.  All Sellers who shall have received a Call Exercise Notice or given or deemed to have given a Put Exercise Notice shall have tendered all the Membership Interests to the Buyer at the Closing.

ARTICLE X
MISCELLANEOUS

Section 10.1  Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) or sent by fax (with immediate confirmation) or nationally recognized overnight courier service, as follows:

If to the Sellers, to each of them at the address shown under his name on Schedule 4.1 with a copy to (which shall not constitute notice):

Troutman Sanders LLP
405 Lexington Avenue
New York, New York  10174
Attention:  James M. Kaplan, Esq.
Fax: (212) 704-8346

and

If to the Buyer, to:

Mill Bridge IV, LLC
c/o van der Moolen Specialists USA, Inc.
45 Broadway
New York, New York  10006
Attention:  Paul Vroling
Fax: (646) 576-3011

with a copy to (which shall not constitute notice):

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Attention:  Richard Marlin, Esq.
Fax No.:  (212) 715-8000

or to such other Person or address or facsimile number as either party shall specify by like written notice to the other party hereto (any such notice of a change of address to be effective only upon actual receipt thereof).

Section 10.2  Entire Agreement.  This Agreement (including any Schedules and Exhibits, which are an integral part hereof) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersede all prior written or oral and all contemporaneous oral agreements and undertakings between any of the parties hereto with respect to the subject matter hereof and thereof.

Section 10.3  Assignment; Binding Effect; No Third Party Beneficiary.  Buyer shall have the right to assign its rights and obligations under this Agreement to an Affiliate of Buyer; provided (a) it shall give notice to Sellers of any such assignment within five (5) Business Days of making the same; (b) no such assignment shall discharge the guaranty given pursuant to Section 4.8 of this Agreement and (c) the assignee shall execute an instrument agreeing to such assignment and assume the obligations of Buyer under this Agreement, a copy of which shall be delivered to Sellers, together with the notice given pursuant to Clause (a) above.  Except as just stated, neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned, in whole or in part, by either party (whether by operation of law or otherwise) without the prior written consent of the other party hereto; provided, however, that the Buyer may assign its rights hereunder to any Affiliate of the Buyer which assumes the obligations of the Buyer hereunder, provided that no such assignment shall relieve the Buyer of its obligations hereunder.  Any attempted assignment in violation of this Section 9.3 shall be void.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.  Except as expressly provided herein, nothing in this Agreement is intended to, or shall be construed to, confer on any Person, other than the parties or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 10.4  Fees and Expenses.  Buyer and/or the Company shall pay reasonable fees and disbursements of Troutman Sanders LLP as counsel to Sellers in connection with negotiating and closing this Agreement.  In the event of a dispute between the Buyer and/or the Company and the Sellers, arising only with respect to the exercise or consummation of a Put Option or Call Option pursuant to this Agreement, and with respect to no other provisions of this Agreement, if there is a court decision in favor of one party, such prevailing party shall be entitled to recover its reasonable legal fees and disbursements from the other party in connection with such dispute.  Except as otherwise expressly set forth herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party which incurs such cost or expense.

Section 10.5  Amendments.  This Agreement may be amended by the parties at any time prior to the Closing Date; provided, however, that this Agreement may not be amended or modified except by an instrument in writing signed on behalf of each of the parties hereto.

Section 10.6  Waivers.  At any time prior to the Closing Date, the Sellers or the Buyer and the Company may, to the extent legally allowed, (a) extend the time specified herein for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants of such other party contained herein.  Any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party to be bound thereby.  No such extension or waiver shall constitute a waiver of, or estoppel with respect to, any subsequent or other breach or failure to strictly comply with the provisions of this Agreement.  The failure of any party to insist on strict compliance with this Agreement or to assert any of its rights or remedies hereunder or with respect hereto shall not constitute a waiver of such rights or remedies.

Section 10.7  Severability.  If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any court of competent jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated thereby is not affected in any manner materially adverse to either party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 10.8  Captions.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.9  Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.  This Agreement shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.  Facsimile transmission of any signed original counterpart and/or retransmission of any signed facsimile transmission shall be deemed the same as the delivery of an original.

Section 10.10  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to any applicable principles of conflicts of law to the contrary.

Section 10.11  Consent to Jurisdiction.  Each of the parties irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the borough of Manhattan in the City of New York, or if such court does not have jurisdiction, the Supreme Court of the State of New York, New York County, for the purposes of any suit, action or other proceeding in connection with this Agreement and the transactions contemplated hereby.  Each of the parties agrees not to bring any suit, action or proceeding against the other party in connection with this Agreement and the transactions contemplated hereby in any court other than the United States District Court for the Southern District of New York located in the borough of Manhattan in the City of New York, or if such court does not have jurisdiction, the Supreme Court of the State of New York, New York County.  Each of the parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the courts referred to above, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 10.12  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER DOCUMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 10.13  Construction.  In this Agreement (i) “he” or “his” or words denoting any gender include all genders, (ii) the word “including” shall mean “including without limitation,” whether or not expressed, (iii) any reference to a statute shall mean the statute and any regulations thereunder in force as of the date of this Agreement unless otherwise expressly provided, (iv) any reference herein to a Section, Article, Schedule or Exhibit refers to a Section or Article of or a Schedule or Exhibit to this Agreement, unless otherwise stated, and (v) when calculating the period of time within or following which any act is to be done or steps taken, the date which is the reference day in calculating such period shall be excluded and if the last day of such period is not a Business Day, then the period shall end on the next day which is a Business Day.

Section 10.14  Negotiated Agreement.  The Buyer, the Company and each Seller acknowledge that they have been advised and represented by counsel in the negotiation, execution and delivery of this Agreement and accordingly agree that if an ambiguity exists with respect to any provision of this Agreement, such provision shall not be construed against any party because such party or its representatives drafted such provision.

Signatures On Next Page

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BUYER:

MILL BRIDGE IV, LLC

By:	/s/ R.E. den Drijver
Name: R.E. den Drijver
Title

COMPANY:

VAN DER MOOLEN SPECIALISTS USA, LLC

By:	/s/ R.E. den Drijver
Name: R.E. den Drijver
Title:

By its signature below the undersigned agrees to the provision of Section 4.8 of this Agreement.

VAN DER MOOLEN HOLDING N.V.

By:	/s/ R.E. den Drijver
Name: R.E. den Drijver
Title:

Sellers

/s/ Carmen Barone
Carmen Barone

/s/ Jason Blatt
Jason Blatt

/s/ William Brazier
William Brazier

/s/ James Campanella
James Campanella

/s/ Matthew C. Cebulski
Matthew C. Cebulski

/s/ Joseph Creen
Joseph Creen

/s/ Chris Dearborn
Chris Dearborn

/s/ James Demaira
James Demaira

/s/ Paul Frankel
Paul Frankel

/s/ Geoff Freidman
Geoff Freidman

/s/ Robert Grahame
Robert Grahame

/s/ Stephen Green
Stephen Green

/s/ Mark Innaimo
Mark Innaimo

/s/ Matthew Mandola
Matthew Mandola

/s/ Matthew Markiewicz
Matthew Markiewicz

/s/ Scott E. Mazzella
Scott E. Mazzella

/s/ Michael J. McDonnell
Michael J. McDonnell

/s/ Scott E. McMahon
Scott E. McMahon

/s/ James L. Miller
James L. Miller

/s/ Nicholas S. Orlando
Nicholas S. Orlando

/s/ Eric Oscher
Eric Oscher

/s/ William Quinn
William Quinn

/s/ Steven Rubinstein
Steven Rubinstein

/s/ James J. Scavone
James J. Scavone

/s/ Brian Schaeffer
Brian Schaeffer

/s/ Louis J. Spina
Louis J. Spina

/s/ Glen Surnamer
Glen Surnamer

/s/ William White
William White

Van der Moolen Specialists USA, LLC
As of March 31, 2007

SCHEDULE A	SCHEDULE 4.1	SCHEDULE 4.2
3/31
Sellers	3/31/2007	Capital Balance
March-07	Points	(Total (a+b))
1 Barone Carmen	*	*
2 Blatt Jason	*	*
3 Brazier William	*	*
4 Brigandi Nicholas R	*	*
5 Campanella James	*	*
6 Cebulski Matthew C	*	*
7 Creen, Joseph	*	*
8 Dearborn, Chris	*	*
9 Demaira James	*	*
10 Frankel Paul	*	*
11 Freidman Geoff	*	*
12 Grahame Robert	*	*
13 Green Stephen	*	*
14 Greenhill Thomas M	*	*
15 Innaimo Mark	*	*
16 Mandola Matthew	*	*
17 Markiewicz Matthew	*	*
18 Mazzella Scott E	*	*
19 McDonnell Michael J	*	*
20 McMahon Scott E	*	*
21 Miller James L	*	*
22 Orlando Nicholas S	*	*
23 Oscher Eric	*	*
24 Quinn, William	*	*
25 Rubinstein Steven	*	*
26 Scavone James J	*	*
27 Scavone Thomas	*	*
28 Schaeffer Brian	*	*
29 Spina Louis J	*	*
30 Sumamer Glen	*	*
31 Talento Joseph V	*	*
32 White William	*	*

Total	15.587500%	8,269,963

SCHEDULE B
Transfer of NYSE Shares to VDM Specialist USA, LLC Partners
January 18, 2007

Name (Last, First)	NYSE Shares
Barone, Carmen	*
Blatt, Jason	*
Brigandi, Nicholas R	*
Campanella, James	*
Cebulski, Matthew C	*
Close, Forrest	*
Creen, Joseph	*
Dearborn, Chris	*
Demaira, James	*
Fagenson, Robert B	*
Frankel, Paul	*
Grabowski, Andrew J	*
Grahame, Robert	*
Green, Stephen	*
Greenhill, Thomas M	*
Grossman, Steven	*
Innaimo, Mark	*
Mazzella, Scott E	*
McDonnell, Michael J	*
McMahon, Scott E	*
Miller, James L	*
Miranda, David	*
Misshula, Irwin	*
Monahan, John D	*
Orlando, Nicholas S	*
Oscher, Eric	*
Perry, Thomas	*
Quinn, William	*
Rubinstein, Steven	*
Scavone, Edward J	*
Scavone, James J	*
Scavone, Thomas	*
Shafer, Thomas H	*
Sherman, Stephen	*
Smythe, Ken	*
Sokoll, Michael	*
Sorrentino, Gregg F	*
Spina, Louis J	*
Steinthal, Martin B	*
Surnamer, Glen	*
Talento, Joseph A	*
Talento, Joseph V	*
Veenstra, Albert	*
Verdiglione, Thomas J	*
Wagner, Mark	*
White, William	*
Total	27,084